 Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees	$13,654	$16,753	$27,087	$140,981	$(303,203)	$(660,724)
Distributed income of equity investees	112	266	222	326	7,355	1,933

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	1,934	2,508	1,155	3,645	72,751	472,100
Rentals	43	58	54	77	251	2,316
Total fixed charges	$1,977	$2,566	$1,209	$3,722	$73,002	$474,416

Pre-tax income (loss) from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$15,743	$19,585	$28,518	$145,029	$(222,846)	$(184,375)
Ratio of earnings to fixed charges	8.0	7.6	23.6	39.0	(A)	(A)

(A)
Due to the Company's losses in 2008 and 2007, the ratio coverage in these years was less than 1:1. The Company would have had to generate additional earnings of $295,848 and $658,791, respectively, to achieve coverage of 1:1 in those years.